Exhibit (a)(1)

GTC BIOTHERAPEUTICS, INC.

175 Crossing Boulevard

Framingham, Massachusetts 01702

To the Former Shareholders of GTC Biotherapeutics, Inc.:

On December 2, 2010, the transaction to take GTC Biotherapeutics, Inc. (“GTC”) private was completed when GTC was merged with and into LFB Merger Sub, Inc. (“Merger Sub”) and became a wholly owned subsidiary of LFB Biotechnologies S.A.S. (“LFB”) (the “Merger”). At the effective time of the Merger, each share of GTC common stock then outstanding (other than those held by LFB or Merger Sub or held by GTC as treasury shares) was cancelled and converted into the right to receive $0.30 per share, without interest (the “Merger Consideration”). The “going private” transaction, including the Merger, is described more fully in the Schedule 13E-3 filed by GTC, LFB and Merger Sub with the Securities and Exchange Commission (the “SEC”) on November 12, 2010 and amended and filed with the SEC on November 24, 2010 (the “13E-3”). A copy of the 13E-3, as well as all other public filings made by GTC, are available at the SEC’s website at www.sec.gov and from the “Investor Information” section of GTC’s website at www.gtc-bio.com.

As a result of the Merger, the holders of shares of GTC common stock no longer have any rights with respect to such shares other than:

(1)	the right to receive the Merger Consideration; or

(2)	the right to exercise appraisal rights under the provisions of Massachusetts law.

TO RECEIVE THE MERGER CONSIDERATION

To receive the Merger Consideration, please follow the instructions set forth in the enclosed Letter of Transmittal from the Paying Agent, American Stock Transfer & Trust Company. The completed Letter of Transmittal, together with all of the GTC stock certificates being surrendered, should be returned to American Stock Transfer and Trust Company, in the enclosed envelope with the following address:

American Stock Transfer & Trust Company

PO Box 2042

New York, NY 10272

If you have any questions about the Letter of Transmittal or the process to receive the Merger Consideration, please call American Stock Transfer and Trust Company at 1-877-248-6417 (toll-free) or 1-718-921-8317.

By completing and returning the Letter of Transmittal, together with your GTC stock certificates you are effectively waiving the right to exercise appraisal rights.

TO EXERCISE APPRAISAL RIGHTS

To exercise appraisal rights under Massachusetts law, please follow the instructions set forth in the enclosed Notice of Merger and Appraisal Rights (the “Notice”). A completed Shareholder Certification Form (as defined in the Notice), together with all of the stock certificates representing shares of GTC common stock for which appraisal rights are being asserted, should be returned to GTC, in the enclosed envelope with the following address no later than January 18, 2011:

GTC Biotherapeutics, Inc.

175 Crossing Boulevard

Framingham, Massachusetts 01702

By completing and returning the Shareholder Certification Form, together with your GTC stock certificates you will not be able to receive the Merger Consideration unless you timely withdraw from the appraisal process by notifying GTC in writing prior to February 7, 2011.

Sincerely,

/s/ William K. Heiden

William K. Heiden
Chairman, CEO and President

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